                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 15)*

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                                FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                          HOLLINGER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   435569 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 PETER G. WHITE
                    CO-CHIEF OPERATING OFFICER AND SECRETARY
                                 HOLLINGER INC.
                                10 TORONTO STREET
                                TORONTO, ONTARIO
                                 CANADA M5C 2B7
                                 (416) 363-8721
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                JANUARY 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

                                 SCHEDULE 13D/A

CUSIP No. 435569 10 8                                        Page 2 of 23 Pages
--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CONRAD M. BLACK, THE LORD BLACK OF CROSSHARBOUR, P.C.(CAN), O.C., K.C.S.G.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     THE UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER
    SHARES
BENEFICIALLY        1,637,779
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON          26,246,538
     WITH       ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    1,637,779
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    26,246,538
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,884,317
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.16%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN/HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 435569 10 8                                        Page 3 of 23 Pages
--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THE RAVELSTON CORPORATION LIMITED
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     8   SHARED VOTING POWER
     EACH           26,246,538
   REPORTING    ----------------------------------------------------------------
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH           0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    26,246,538
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,246,538
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.28%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 748773 10 8                                        Page 4 of 23 Pages
--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     HOLLINGER INC.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     8   SHARED VOTING POWER
     EACH           26,246,538
   REPORTING    ----------------------------------------------------------------
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH           0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    26,246,538
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,246,538
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.28%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

      This Schedule 13D, Amendment No. 15, amends and restates in their entirety Items 2, 4, 5 and 6 of, and amends Item 7 of, the Schedule 13D of the Reporting Persons (as herein defined) dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999, Amendment No. 12 thereto dated March 22, 2001, Amendment No. 13 thereto dated July 31, 2001 and Amendment No. 14 thereto dated August 19, 2002 (collectively, including this Amendment No. 15, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Conrad M. Black, the Lord Black of Crossharbour, P.C.(CAN), O.C., K.C.S.G. ("Lord Black"), The Ravelston Corporation Limited ("Ravelston") and Hollinger Inc. ("Hollinger Inc." and, collectively with Lord Black and Ravelston, the "Reporting Persons").

      Hollinger Inc. is effectively controlled by Ravelston, through Ravelston's holdings, by means of direct and indirect subsidiaries, including Argus Corporation Limited ("Argus") and 509645 N.B. Inc., 509646 N.B. Inc. and 509647 N.B. Inc. (collectively, the "Ravelston Affiliates"), holders of a majority of the Retractable Common Shares of Hollinger Inc. (the "Retractable Common Shares") (see Item 5 hereof for information regarding retractions). Ravelston is effectively controlled by Lord Black through Lord Black's indirect control of all of the outstanding voting shares of Conrad Black Capital Corporation ("CBCC"), an entity which holds a majority of the issued and outstanding common shares of Ravelston.

      Certain information concerning each director and executive officer of Ravelston and Hollinger Inc. is set forth in Schedules I and II hereto, respectively, and is, in each case, incorporated herein by reference.

      (b) The principal business address of each of the Reporting Persons is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

      (c) The principal occupation of Lord Black is Chairman of the Board of Directors and Chief Executive Officer of Hollinger Inc. The principal business of Ravelston is that of an investment holding company. The principal business of Hollinger Inc. is that of an international newspaper holding company.

      (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either Schedule I or II has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a


                               Page 5 of 23 Pages
result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Lord Black is a citizen of the United Kingdom of Great Britain and Northern Ireland. Ravelston is a corporation organized under the laws of Ontario, Canada. Hollinger Inc. is a corporation organized under the laws of Canada.

ITEM 4. PURPOSE OF THE TRANSACTION.

      On January 18, 2004, Lord Black, Ravelston and Press Holdings International Limited ("PHIL"), a corporation organized under the laws of Jersey, entered into a Tender and Shareholder Support and Acquisition Agreement (the "Tender Offer Agreement"). The Tender Offer Agreement provides for the commencement of an offer (the "Offer") by way of a take-over bid by a wholly-owned subsidiary of PHIL to purchase (i) all of the outstanding Retractable Common Shares of Hollinger Inc. ("Retractable Common Shares") at a price of CDN$8.44 per share, (ii) all of the outstanding Exchangeable Non-Voting Preference Shares Series II of Hollinger Inc. (the "Series II Preference Shares") at a price of CDN$9.53 per share, and (iii) all of the Retractable Non-Voting Preference Shares Series III of Hollinger Inc. (the "Series III Preference Shares") at a price of CDN$10.00 per share, together with, in each case, any such shares that may become issued and outstanding on and following January 18, 2004 (collectively, the "Hollinger Inc. Shares").

      Pursuant to the Tender Offer Agreement, Lord Black and Ravelston have agreed to, and to cause the Ravelston Affiliates to, tender their respective Hollinger Inc. Shares in the Offer. Lord Black and Ravelston have agreed not to, and agreed to cause the Ravelston Affiliates not to, sell, dispose of or enter into any arrangement with respect to a transfer of the Hollinger Inc. Shares owned, directly or indirectly, by Lord Black or Ravelston. In addition, Lord Black and Ravelston have agreed that, prior to the earlier of the acquisition of all of the Hollinger Inc. Shares by a subsidiary of PHIL and the termination of the Tender Offer Agreement, they will vote, or cause to be voted, all of the Hollinger Inc. Shares held or controlled by Lord Black or Ravelston in favor of the Offer and the other transactions contemplated by the Tender Offer Agreement and against any action or transaction that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the other transactions contemplated by the Tender Offer Agreement. Ravelston's and Lord Black's respective obligations to tender, and to cause the Ravelston Affiliates to tender, the Hollinger Inc. Shares is conditional upon, among other things, the Offer being made in accordance with the terms of the Tender Offer Agreement by January 28, 2004.

      The Offer will be subject to certain conditions, including a condition that certain specified regulatory approvals shall have been obtained. If and when the Offer is completed, Ravelston, the Ravelston Affiliates and Lord Black will cease to beneficially own any Hollinger Inc. Shares, and, in turn, will no longer be deemed pursuant to the provisions of the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own the shares of the Issuer held directly and indirectly by Hollinger Inc.

      Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on either of Schedule I or II hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of
Schedule 13D. Subject to the contractual obligations of Lord Black and Ravelston under the


                               Page 6 of 23 Pages

Tender Offer Agreement relating to the Hollinger Inc. Shares, Lord Black and Ravelston may at any time and from time to time acquire additional shares of Class A Common Stock or securities convertible or exchangeable for shares of Class A Common Stock; may dispose of shares of Class A Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their respective positions, if any, in shares of Class A Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the contractual restrictions described herein. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights. Pursuant to the Tender Offer Agreement, Lord Black and Ravelston are required to use their reasonable best efforts to cause Hollinger Inc., among other things and with certain exceptions, not to issue, grant, sell, transfer, pledge, lease, dispose of, encumber, acquire or redeem any Hollinger Inc. Shares or other securities of Hollinger Inc. or any of its subsidiaries, including the Issuer, or any material property or assets of Hollinger Inc. or any of its subsidiaries, including the Issuer.

      The foregoing discussion is qualified in its entirety by reference to the Tender Offer Agreement which is filed herewith as Exhibit 99.30.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The percentage interest in the Issuer deemed pursuant to the Act to be held by each Reporting Person presented below is based on 86,690,543 outstanding shares of Class A Common Stock, including 71,700,453 outstanding shares of Class A Common Stock as reported as of November 7, 2003 in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 and 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock (the "Outstanding Shares").

      I. Hollinger Inc. and Ravelston

      (a) Amount Beneficially Owned:

            (i) Hollinger Inc. beneficially owns 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of the following:

                  (1) 7,828,585 shares of Class A Common Stock held directly by Hollinger Inc.;

                  (2) 3,427,953 shares of Class A Common Stock held by 504468 N.B. Inc., an indirect wholly-owned subsidiary of Hollinger Inc. ("NBCo"); and

                  (3) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo.

            (ii) Ravelston is deemed pursuant to the Act to beneficially own 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3), including the following shares of Class A Common Stock that it is deemed to beneficially own indirectly through its control of Hollinger Inc.:


                               Page 7 of 23 Pages

                  (1) 7,828,585 shares of Class A Common Stock indirectly held through Hollinger Inc., including 1,384,027 shares of Class A Common Stock through the 5,766,783 Retractable Common Shares of which Ravelston is the direct beneficial owner, calculated at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock as of January 16, 2004 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of January 18, 2004;

                  (2) 2,220,110, 2,846,962 and 116,060 shares of Class A Common
Stock deemed pursuant to the Act to be owned by 509645 N.B. Inc., 509646 N.B. Inc. and 509647 N.B. Inc., respectively, through their respective 9,250,461, 11,862,342 and 483,584 Retractable Common Shares, calculated at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock as of January 16, 2004 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of January 18, 2004; and

                  (3) 30,802 shares of Class A Common Stock that may be acquired at any time by the exchange of 66,963 of the Series II Preference Shares held by Ravelston that are exchangeable for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for approximately 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of January 18, 2004.

            (b) Voting Power; Dispositive Power: Each of Hollinger Inc. and Ravelston (through its relationship with Hollinger Inc.) has the shared power to vote or to direct the vote of and to dispose of or direct the disposition of 26,246,538 shares of Class A Common Stock, or 30.28% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

            (c) Transactions In the Past 60 Days: Not applicable.

            (d) Right to Receive Dividends or Proceeds: NBCo and Argus have the right to receive the dividends from or the proceeds of the sale of the securities which they hold. The shares of Class A Common Stock owned by NBCo constitute approximately 18.94% of the Outstanding Shares, including shares of Class A Common Stock into which the shares of Class B Common Stock held by NBCo are convertible. The shares of Class A Common Stock deemed pursuant to the Act to be owned by Argus constitute approximately 5.97% of the Outstanding Shares, including only the 5,183,133 shares of Class A Common Stock that are deemed pursuant to the Act to be beneficially owned by Argus assuming the retraction of the 21,596,387 Retractable Common Shares of Hollinger Inc. that are indirectly beneficially owned by Argus at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock as of January 16, 2003 and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of January 18, 2004.

            (e) Not applicable.

            II. Lord Black:

            (a) Amount Beneficially Owned: Lord Black may be deemed pursuant to the Act to beneficially own 27,877,320 shares of Class A Common Stock, representing approximately 32.16% of the Outstanding Shares (calculated pursuant to Rule 13d-3), comprised of shares of Class A Common Stock that he may be deemed pursuant to the Act to own indirectly through his relationship with CBCC as described in Item 2 hereto and the following shares:


                               Page 8 of 23 Pages

            (i) 600 shares of Class A Common Stock of which Lord Black is the direct beneficial owner;

            (ii) 1,180,000 shares of Class A Common Stock that Lord Black may acquire upon the exercise of options granted to him under the Issuer's 1994 Stock Option Plan 1997 Stock Incentive Plan and 1999 Stock Incentive Plan (collectively, the "Issuer Option Plans"), which options are presently exercisable or exercisable within 60 days of January 18, 2004;

            (iii) 741,078 shares of Class A Common Stock that Lord Black may acquire at any time by the exchange of the 1,611,039 Series II Preference Shares held by Lord Black that are exchangeable for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for approximately 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of January 18, 2004;

            (iv) 60,000 shares of Class A Common Stock that Lord Black may acquire by the retraction, at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock, of the 250,000 Retractable Common Shares that Lord Black may acquire upon the exercise of options granted to him under Hollinger Inc.'s Executive Share Option Plan; and

            (v) 3,530 shares of Class A Common Stock that Lord Black may acquire by the retraction of the 14,710 Retractable Common Shares that Lord Black may be acquire upon the exercise of rights granted to him under Hollinger Inc.'s Directors Share Unit Plan.

      The foregoing total excludes the following amounts disclosed as of March 24, 2003 in the Issuer's Definitive Proxy Statement, dated as of March 26, 2003 ("Issuer's Proxy"): (i) 500 shares of Class A Common Stock of which Mrs. Black is the direct beneficial owner; (ii) 217,500 shares of Class A Common Stock that Mrs. Black may acquire upon the exercise of options granted to Mrs. Black under the Issuer Option Plans, which options are presently exercisable or exercisable within 60 days of January 18, 2004; (iii) 396 shares of Class A Common Stock that Mrs. Black may acquire by the retraction of the 1,650 Retractable Common Shares of which Mrs. Black is the direct beneficial owner, at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock; and (iv) 50 shares of Class A Common Stock held directly by Lord Black's son. Lord Black hereby expressly disclaims beneficial ownership of all such securities.

      (b) Voting Power; Dispositive Power: Lord Black may be deemed pursuant to the Act to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 1,630,779 shares of Class A Common Stock and the shared power to vote or to direct the vote and to dispose of or direct the disposition of 26,246,538 shares of Class A Common Stock. Accordingly, Lord Black may be deemed pursuant to the Act to have the sole or shared power to vote or to direct the vote and to dispose of or direct the disposition of an aggregate of 27,877,830 shares of Class A Common Stock, or 32.16% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

      (c) Transactions In the Past 60 Days: Lord Black may be deemed to have performed the transactions set forth under Item 5. In addition, Lord Black has had or will have had certain options become exercisable prior to or within 60 days of January 18, 2004 that were not exercisable on January 18, 2004.

      (d) Not applicable.

                               Page 9 of 23 Pages

      (e) Not applicable.

      III. Directors and Executive Officers of Hollinger Inc. and Ravelston (other than Lord Black):

      To the knowledge of Ravelston and Inc., except as set forth below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Lord Black) do not beneficially own any shares of Class A Common Stock.

      To the knowledge of Ravelston and Hollinger Inc., the following directors and executive officers of Ravelston and Hollinger Inc. (other than Lord Black) beneficially own shares of Class A Common Stock as follows:


            NAME              NUMBER OF SHARES OF CLASS A COMMON
                             STOCK BENEFICIALLY OWNED (1) (2) (3) (4)
 Barbara Amiel Black (5)                                   218,384
 J. A. Boultbee                                            258,340
 Frederick A. Creasey                                       34,850
 F. David Radler (7)                                     1,258,420
 Peter G. White                                              9,000

      (1) Includes shares of Class A Common Stock subject to presently exercisable options or options exercisable within 60 days of January 18, 2004 held by all directors and executive officers of the Issuer under the Issuer Option Plans as follows: Barbara Amiel Black, Lord Black's wife ("Mrs. Black") 217,500 shares of Class A Common Stock; Mr. Boultbee 241,000 shares of Class A Common Stock; Mr. Creasey 31,250 shares of Class A Common Stock; and Mr. Radler 803,750 shares of Class A Common Stock. The foregoing information is an estimate based on information provided in the Issuer's Proxy. The foregoing assumes that recent changes in the composition of the Board of Directors and executive officers of the Issuer have not affected the right or ability of the named individuals to exercise options.

      (2) Includes 265,751 shares of Class A Common Stock that may be acquired on the exchange of 577,720 Series II Preference Shares of Hollinger Inc. held by Mr. Radler that are exchangeable for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of January 18, 2004;

      (3) Includes shares of Class A Common Stock which may be acquired on retraction of Retractable Common Shares at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of January 18, 2004, as follows: Mrs. Black - 1,650 Retractable Common Shares retractable into 384 shares of Class A Common Stock; Mr. Boultbee - 72,250 Retractable Common Shares retractable into 17,340 shares of Class A Common Stock; Mr. Creasey - 15,000 Retractable Common Shares retractable into 3600 shares of Class A Common Stock; Mr.


                              Page 10 of 23 Pages

      Radler - 172,500 Retractable Common Shares retractable into 41,400 shares of Class A Common Stock; Mr. White - 37,500 Retractable Common Shares retractable into 9,000 shares of Class A Common Stock.

      (4) Includes shares of Class A Common Stock which may be acquired by the retraction of Retractable Common Shares that may be acquired upon the exercise of rights granted under Hollinger Inc.'s Directors Share Unit Plan at a retraction rate of one Retractable Common Share for approximately 0.24 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such retractions to be permissible within 60 days of January 18, 2004, as follows: 6,919 shares of Class A Common Stock that may be acquired by Mr. Radler upon the exercise of 28,831 rights.

      (5) Includes 500 shares of Class A Common Stock which are held directly by Mrs. Black. Excludes the following shares, as disclosed in the Issuer's
      Proxy: 9,600 shares of Class A Common Stock which are held by CBCC; 600 shares of Class A Common Stock which are held by Mrs. Black's husband, Lord Black; 50 shares of Class A Common Stock which are held by Lord Black's son; 26,246,538 shares of Class A Common Stock beneficially held by Hollinger Inc. and deemed pursuant to the Act to be beneficially owned by Ravelston; and 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, all of which are beneficially held by Hollinger Inc. and as to which Lord Black may be deemed pursuant to the Act to have indirect beneficial ownership. Also excludes 1,180,000 shares of Class A Common Stock that may be acquired by Lord Black upon the exercise of all outstanding options held by him and presently exercisable or exercisable within 60 days of January 18, 2002; 30,802 shares of Class A Common Stock that may be acquired upon exchange of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that may be exchanged for shares of Class A Common Stock, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of January 18, 2004; and 741,078 shares of Class A Common Stock that may be acquired upon exchange of 1,611,039 Series II Preference Shares of Hollinger Inc. held by Lord Black, calculated at an exchange rate of one Series II Preference Share for 0.46 of a share of Class A Common Stock and assuming that the Board of Directors of Hollinger Inc. deems such exchanges to be permissible within 60 days of January 18, 2004, as to which Lord Black may be deemed pursuant to the Act to have beneficial ownership. Mrs. Black disclaims beneficial ownership of all such excluded securities.

      (6) Includes 9,500 shares of Class A Common Stock held by F. D. Radler Ltd. and excludes 200 shares of Class A Common Stock held by Mr. Radler's wife, 200 shares of Class A Common Stock held by one of Mr. Radler's daughter, and 200 shares of Class A Common Stock held by another of Mr. Radler's daughters, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

      None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I or II hereto beneficially owns any shares of Class A Common Stock other than as set forth herein.


                              Page 11 of 23 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of shares of Class B Common Stock are entitled to ten votes per share and holders of shares of Class A Common Stock are entitled to one vote per share. The holders of shares of Class A Common Stock and shares of Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the shares of Class A Common Stock and the shares of Class B Common Stock at any time dividends are paid on either.

            Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all the shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of shares of Class B Common Stock (a "Permitted Transaction").

            Notwithstanding the foregoing paragraph, any holder of shares of Class B Common Stock may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into shares of Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

            On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to Retractable Common Shares; (ii) each retractable share of Hollinger Inc. was changed into one Retractable Common Share; and (iii) the Retractable Common Shares were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (then consisting of one common share and 30 retractable shares) into one Retractable Common Share of Hollinger Inc.

            The Retractable Common Shares permit the holder to cause Hollinger Inc. to exchange such shares at any time upon demand, subject to certain exceptions, for a number of shares of Class A Common Stock held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The price for such shares (the "Retraction Price") is an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the Current Value on the relevant date divided by the number of Retractable Common Shares outstanding on such date. For these purposes, "Current Value" is defined

                              Page 12 of 23 Pages
by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. Upon receipt of a retraction notice, Hollinger Inc. will retract the appropriate number of Retractable Common Shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the Current Class A Market Price on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be retracted. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of Class A Common Stock delivered as a redemption of Retractable Common Shares, including the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is listed.

            The Series II Preference Shares are "mirror shares", each of which tracks a number of shares of Class A Common Stock of the Issuer equal to the "Exchange Number". The Exchange Number is subject to adjustment upon the occurrence of certain events, and is currently equal to 0.46. Each Series II Preference Share entitles the holder to a dividend in an amount equal to the Canadian Dollar equivalent of the amount of any dividend on the Exchange Number of shares of Class A Common Stock of the Issuer less any U.S. withholding tax thereon payable by Hollinger Inc. or any of its subsidiaries. A holder of Series II Preference Shares is entitled to require Hollinger Inc. to exchange such holder's Series II Preference Shares for a number of shares of Class A Common Stock for each such Series II Preference Share equal to (i) the Exchange Number plus (ii) the quotient obtained when the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares is divided by the Canadian Dollar equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock. On receipt of a retraction notice in respect of Series II Preference Shares, Hollinger Inc. is entitled to retract all or part of such Series II Preference Shares for a cash payment equal to the Canadian Dollar equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock plus the amount of the declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares. In the event of a liquidation, dissolution or winding up of Hollinger Inc., the holders of Series II Preference Shares are entitled to (i) the Canadian Dollar equivalent of the current market price of the Issuer's Class A Common Stock (payable in shares of the Issuer's Class A Common Stock or cash, at the option of Hollinger Inc.) plus (ii) the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares.

            The Series III Preference Shares have a fixed redemption date of April 30, 2004 for a cash payment of CDN$10.00 per share plus any accrued and unpaid dividends to that date.

            Hollinger Inc. has currently suspended completion of tendered retractions and redemptions of Retractable Common Shares and preference shares received after April 30, 2003. Under corporate law, Hollinger Inc. cannot retract or redeem shares (either on a retraction or on the April 30,

                              Page 13 of 23 Pages

2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that Hollinger Inc. is, or would after the payment be, unable to pay its liabilities as they become due. Hollinger Inc. concluded that it is not able to complete such retractions or redemptions submitted after April 30, 2003 without unduly impairing its liquidity. Hollinger Inc. has announced that it will periodically review its liquidity position to determine if and when further retractions can be completed. Hollinger Inc. has also announced that retractions of Series II Preference Shares and Series III Preference Shares will be processed on a combined basis in the order determined by their retraction dates (with equal ranking of the series) in advance of any Retractable Common Shares that are submitted for retraction. Accordingly, retractions of Retractable Common Shares cannot be completed as long as there are pending and unsatisfied retractions of Series II Preference Shares and Series III Preference Shares. Notwithstanding the foregoing, for the purposes of calculating beneficial ownership amounts in this Schedule 13D, the Reporting Persons have assumed that retraction notices will be submitted in respect of all Series II Preference Shares and Retractable Common Shares held by them and that retractions will be completed in respect of all such retraction notices within 60 days of January 18, 2004.

            As of October 15, 2003, the Retraction Price was CDN$4.75. Based on the January 16, 2004, closing price on the New York Stock Exchange of US$15.52 per share of Class A Common Stock, and an exchange rate of CDN$1.30 per US$1.00, each Retractable Common Share would have been retractable on January 18, 2004 for 0.24 of a share of Class A Common Stock had Hollinger Inc. determined to complete further retractions as of such date.

            Pursuant to grants under the Issuer Option Plans, Lord Black has been granted options to purchase a total of 1,745,000 shares of Class A Common Stock of which 1,180,000 of such shares are presently exercisable by Lord Black or exercisable by him within 60 days of January 18, 2004.

            Pursuant to the Promissory Note and Pledge Agreement, dated November 6, 1997, by Lord Black in favor of Hollinger Inc., which is filed herewith as
Exhibit 99.31, 160,000 Series I Preference Shares and 160,000 Series II Preference Shares in the capital of Hollinger Inc., registered in the name of Ravelston, were pledged to Hollinger Inc. as security for Lord Black's promise to pay the sum of CDN$1,515,200 to Hollinger Inc.

            Pursuant to the Promissory Note and Pledge Agreement, dated July 1, 1998, by Lord Black in favor of Hollinger Inc., which is filed herewith as
Exhibit 99.32, 710,000 Series II Preference Shares in the capital of Hollinger Inc., registered in the name of Ravelston, were pledged to Hollinger Inc. as security for Lord Black's promise to pay the sum of CDN$3,555,991.02 to Hollinger Inc.

            Pursuant to the Security Agreement, dated as of March 10, 2003, made by Hollinger Inc., Ravelston Management Inc. and NBCo to Wachovia Trust Company, National Association, which is filed herewith as Exhibit 99.33, the Hollinger Inc. 11.875% Senior Secured Notes due 2011 are secured by a first priority lien on 10,108,302 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of the Issuer held by Hollinger Inc. The Security Agreement was executed pursuant to the Indenture dated as of March 10, 2003 between Hollinger Inc., Ravelston Management Inc. and 504668 N.B. Inc., and Wachovia Trust Company, National Association which created the Hollinger Inc. 11.875% Senior Secured Notes due 2011. The Issuer consented to the Security Agreement in the Consent and Agreement of Hollinger International Inc., dated March 10, 2003.


                              Page 14 of 23 Pages

            Certain representatives of the Issuer and Lord Black entered into a Restructuring Proposal, dated November 15, 2003 (the "Restructuring Proposal"). Among other things, the Restructuring Proposal provides for the Board of Directors of the Issuer to engage Lazard Freres & Co. LLC as financial advisor to pursue a range of alternative strategic transactions (the "Strategic Process"). The Restructuring Proposal also provides that, during the pendency of the Strategic Process, in his capacity as majority stockholder of Hollinger Inc., Lord Black will not support a transaction involving ownership interests in Hollinger Inc. if such transaction would negatively affect the Issuer's ability to consummate a transaction resulting from the Strategic Process unless the Hollinger Inc. transaction is necessary to enable Hollinger Inc. to avoid a material default or insolvency. Lord Black recently publicly announced his position that the Restructuring Proposal is not, and never was, valid or binding on him because, among other reasons, in entering into the Restructuring Proposal, Lord Black relied on certain representations made to him by the Special Committee of the Board of Directors of the Issuer which were later discovered to be inaccurate. The Restructuring Agreement is filed herewith as
Exhibit 99.34.

            Lord Black and Ravelston have entered into the Tender Offer Agreement (see Item 4 hereof for more information).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended by adding the description of the Exhibit set forth below to the list of Exhibits contained in Item 7 of the
Schedule 13D.


Exhibit No.  Exhibit Description
-----------  -------------------
99.30        Tender and Shareholder Support and Acquisition Agreement, dated
             January 18, 2004, among Lord Black, Ravelston and PHIL (filed herewith).
99.31        Promissory Note and Pledge Agreement, dated November 6, 1997, by Lord
             Black in favor of Hollinger Inc. (filed herewith).
99.32        Promissory Note and Pledge Agreement, dated July 1, 1998, by Lord
             Black in favor of Hollinger Inc. (filed herewith).
99.33        Security Agreement, dated as of March 10, 2003, made by Hollinger
             Inc., Ravelston Management Inc. and NBCo to Wachovia Trust Company,
             National Association (filed herewith).
99.34        Restructuring Proposal, dated November 15, 2003, between the Issuer and Lord Black (filed herewith).




                              Page 15 of 23 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:   January 20, 2004

                                        /s/ Conrad M. Black
                                        ---------------------------------------
                                        Conrad M. Black, the Lord Black of
                                        Crossharbour P.C.(CAN), O.C., K.C.S.G.,
                                        individually



                                        THE RAVELSTON CORPORATION LIMITED


                                        By:   /s/ Peter G. White
                                           ------------------------------------
                                           Name:  Peter G. White
                                           Title: Executive Vice-President and
                                                  Secretary




                                        HOLLINGER INC.


                                        By:   /s/ Peter G. White
                                           ------------------------------------
                                           Name:  Peter G. White
                                           Title: Executive Vice-President and
                                                  Secretary

\                                   SCHEDULE I

            Name, Business Address, Principal Occupation or Employment, and Citizenship of all Directors and Executive Officers of Ravelston. Each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                The Lord Black of Crossharbour, Chairman of the
                     Board, Chief Executive Officer, and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Chief Executive Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         U.K.


Name:                J.A. Boultbee, Executive Vice President and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Executive Vice President and Chief Financial Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Frederick A. Creasey, Vice-President, Controller
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Vice President and Chief Financial Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


                              Page 17 of 23 Pages

Name:                Claire F. Duckworth, Assistant Controller
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Controller
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                F. David Radler, President and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Deputy Chairman, President, Chief Operating Officer
Employer:            Hollinger Inc. and Hollinger International
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Sherrie L. Ross, Assistant Treasurer
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Assistant Treasurer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Tatiana Samila, Treasurer
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7


                              Page 18 of 23 Pages

Principal
Occupation:          Treasurer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Peter White, Executive Vice President, Secretary and
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Co-Chief Operating Officer and Secretary
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian




                              Page 19 of 23 Pages

                                   SCHEDULE II

            Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Hollinger Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Hollinger Inc., whose address and principal business is set forth in this statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                Barbara Amiel Black, Vice President, Editorial, and

Business Address:    Director
                     10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Columnist; Author
Employer:            Maclean's magazine; The Telegraph
Employer's
Principal Business:
Employer's Address:
Citizenship:         Canadian/U.K.


Name:                The Lord Black of Crossharbour, Chairman of the
                     Board, Chief Executive Officer, and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Chairman of the Board, Chief Executive Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         U.K.


Name:                J.A. Boultbee, Executive Vice President and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Executive Vice President
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian



                              Page 20 of 23 Pages

Name:                Frederick A. Creasey, Vice President and Chief
                     Financial Officer
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Vice President and Chief Financial Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Claire F. Duckworth, Controller
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Controller
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                F. David Radler, Deputy Chairman, President, Chief
                     Operating Officer and Director
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Deputy Chairman, President, Chief Operating Officer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian

Name:                Richard Rohmer, OC, QC, Director
Business Address:
Principal
Occupation:          Attorney


                              Page 21 of 23 Pages

Employer:            Rohmer & Fenn
Employer's
Principal Business:  Law
Employer's Address:
Citizenship:         Canadian


Name:                Sherrie L. Ross, Assistant Treasurer
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Assistant Treasurer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Tatiana Samila, Treasurer
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Treasurer
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian


Name:                Gordon W. Walker, Director
Business Address:    G. Walker Consulting
                     200 King Street West
                     Suite 1700, P.O. Box 47
                     Toronto
                     Ontario, Canada M5H 3T4
Principal
Occupation:          Consultant
Employer:            Self-employed
Employer's
Principal Business:  Consulting
Employer's Address:  200 King Street West
                     Suite 1700, P.O. Box 47
                     Toronto


                              Page 22 of 23 Pages

                     Ontario, Canada M5H 3T4
Citizenship:         Canadian


Name:                Peter White, Director, Co-Chief Operating Officer
                     and Secretary
Business Address:    10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Principal
Occupation:          Co-Chief Operating Officer and Secretary
Employer:            Hollinger Inc.
Employer's
Principal Business:  Publishing
Employer's Address:  10 Toronto Street
                     Toronto
                     Ontario, Canada M5C 2B7
Citizenship:         Canadian



                              Page 23 of 23 Pages